350 East Plumeria Drive

San Jose, CA 95134

T  408.907.8000

F  408.907.8097

www.netgear.com

August 6, 2010

VIA EDGAR and Overnight Delivery

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Attn:	Larry Spirgel, Assistant Director
Ajay Koduri, Attorney-Advisor

Re:	NETGEAR, Inc.
Form 10-K for the fiscal year ended December 31, 2009
Filed March 1, 2010
File No. 000-50350

Ladies and Gentlemen:

On behalf of NETGEAR, Inc. (the “Company”), I am submitting this letter to you in response to your letter of August 2, 2010, which letter set forth comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Form 10-K filed by the Company with the Commission on March 1, 2010 and the Proxy Statement filed on April 14, 2010 with the file number set forth above. This letter sets forth the Company’s responses to the Staff’s comments.

For your convenience, we have restated your comments in italics.

Form 10-K for the Fiscal Year Ended December 31, 2009

Definitive Proxy Statement filed April 14, 2010

Compensation Discussion and Analysis, page 26

1.	We note your response to comment two from our letter dated July 13, 2010. Please confirm that you will disclose any material objective or subjective performance targets that are set and used even if payments are not made under the plan.

RESPONSE:

We confirm that we will disclose in future annual reports and proxy statements any material objective or subjective performance targets that are set and used even if payments are not made under the plan.

2.	We note your response to comment three from our letter dated July 13, 2010 and are unable to agree that your discussion of the general parameters of Mr. Werdann’s sales commission plan is sufficient. In this regard, we do not generally believe that disclosure of prior year’s performance targets cause competitive harm. Please confirm that you will disclose the material performance targets under the annual commission plan.

RESPONSE:

We concur with the Staff’s comment and confirm that we will disclose in future annual reports and proxy statements the material performance targets under the annual commission plan.

3.	We note your response to comment four from our letter dated July 13, 2010. Please confirm that you will disclose the subjective input from your CEO that helps to determinate the size of your equity awards.

RESPONSE:

We confirm that we will disclose in future annual reports and proxy statements the subjective input from our CEO that helps to determine the size of our equity awards.

Sincerely,

NETGEAR, Inc.

/s/ Andrew W. Kim
Andrew W. Kim
Vice President, Legal and Corporate Development